Exhibit 3.1

AMENDMENT TO THE COMPANY BYLAWS

The Company’s Amended and Restated Bylaws are amended as follows:

1.	ARTICLE IX of the Bylaws is renumbered as “ARTICLE X” thereof.

2.	The following new ARTICLE IX of the Bylaws is inserted immediately preceding ARTICLE X, to read as follows:

“ARTICLE IX

FORUM SELECTION

Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by applicable law, the state and federal courts located within the State of Connecticut shall be the sole and exclusive forum for: (1) any claim that is based upon a violation of a duty owed under the laws of the State of Connecticut by a current or former director, officer or shareholder of the Corporation in such capacity to the Corporation or the Corporation’s shareholders; (2) any derivative action or proceeding brought on behalf of the Corporation; (3) any action asserting a claim arising pursuant to any provision of the Connecticut Business Corporation Act, or the Corporation’s Amended and Restated Certificate of Incorporation or these Bylaws; or (4) any action asserting a claim governed by the internal affairs doctrine that is not included in subsections (1) through (3), inclusive. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article IX.”